Mail Stop 3561

December 7, 2007

By U.S. Mail
Lawrence D. Kingsley
Chairman, President and Chief
Executive Officer
IDEX Corporation
630 Dundee Road, Suite 400
Northbrook, Illinois 60062

**Re: IDEX Corporation
Definitive 14A
Filed March 7, 2007
File No.001-10235**

Dear Mr. Kingsley:

        We have reviewed your response letter dated September 21, 2007 and have the following comments. Please respond to our comments by December 21, 2007 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1. While we note your response to prior comment 6, we re-issue that comment in part. Please confirm that you will identify the companies with which you benchmark compensation. Please refer to Item 402(b)(2)(xiv) of Regulation S-K.

2. You also indicate in your response to our prior comment 9 that Mr. Kingsley's compensation is benchmarked to a different peer group than other officers. Please confirm that you will identify different peer groups against whom you benchmark compensation for all named executive officers. In addition, please confirm that you will disclose where you target each element of compensation against the peer groups and where actual payments fall within targeted parameters. To the extent actual

compensation is outside a targeted percentile range, please confirm that you will explain why.

Please contact me at (202) 551-3315 with any questions.

Sincerely,

Hanna T. Teshome
Special Counsel

cc: via facsimile to (803) 216-7611
Frank Notaro
Vice President, General Counsel and
Secretary
IDEX Corporation